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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer’s Commercial Aircraft Deliveries Up 38% in 3Q16

São José dos Campos, Brazil - October 14, 2016 – During the third quarter of 2016 (3Q16), Embraer (NYSE: ERJ; BM&FBOVESPA: EMBR3) delivered 29 jets to the commercial aviation market, 38% more than the same period of 2015. The company delivered 12 large executive jets, 33% more than the same quarter of last year. However, total executive aviation deliveries fell around 17% when compared to 3Q15. On September 30, Embraer’s firm order backlog totaled USD 21.4 billion.

See the details below:

Deliveries by Segment	3Q16	2016

Commercial Aviation	29	76
EMBRAER 175 (E175)	24	64
EMBRAER 190 (E190)	4	8
EMBRAER 195 (E195)	1	4

Executive Aviation	25*	74
Light jets	13	48
Large jets	12	26

TOTAL	54	150
* 1 Phenom 100E, 12 Phenom 300, 2 Legacy 650, 6 Legacy 450 and 4 Legacy 500

The main highlight of 3Q16 was the order of up 10 E190-E2 by Indonesian airline Kalstar Aviation, signed during the Farnborough Airshow. The contract included five firm orders and five purchase rights for the same model. Deliveries are scheduled to begin in 2020. Later, additional 5 purchase rights were added to this contract.

During the event, Embraer also announced a Letter of Intent with Israeli airline Arkia for up to 10 E195-E2 aircraft. The contract has an estimated total value of USD 650 million.

Still in the quarter, Embraer announced the order of up to five E190 jetliners by China’s Colorful Guizhou Airlines. The contract includes two firm orders and three purchase options. The contract has an estimated value of USD 249 million at the current list price, if all purchase rights are exercised. The two aircraft will be delivered in 2017.

In business aviation, the main highlight was the deal with China’s Colorful Yunnan, which signed a firm order for two Phenom 300 business jets. The aircraft will be used in several missions, such

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tel.: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 as medical rescue and humanitarian aid. Both aircraft are scheduled to be delivered by the end of this year.

Backlog - Commercial Aviation (September 30, 2016)
Aircraft Type	Firm Orders	Options	Deliveries	Firm Order Backlog
E170	193	6	190	3
E175	525	276	395	130
E190	590	55	531	59
E195	166	3	151	15
175-E2	100	100	0	100
190-E2	82	95	0	82
195-E2	90	80	0	90
Total	1.746	615	1.267	479
Note: Deliveries and firm order backlog include orders for the Defense segment placed by State-run airlines (Satena and TAME).

Follow us on Twitter: @EmbraerSA

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tel.: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered		Firm Order Backlog
EMBRAER 170	193		190	3
Airnorth (Australia)	1		1	-
Alitalia (Italy)	6		6	-
BA CityFlyer (UK)	6		6	-
Cirrus (Germany)	1		1	-
ECC Leasing (Ireland)	6		6	-
EgyptAir (Egypt)	12		12	-
Finnair (Finland)	10		10	-
GECAS (USA)	9		9	-
JAL (Japan)	20		17	3
Jetscape (USA)	6		6	-
LOT Polish (Poland)	1		1	-
Petro Air (Libya)	2		2	-
Regional (France)	10		10	-
Republic Airlines (USA)	48		48	-
Satena (Colombia)	1		1	-
Saudi Arabian Airlines (Saudi Arabia)	15		15	-
Sirte Oil (Libya)	1		1	-
Suzuyo (Japan)	2		2	-
TAME (Ecuador)	2		2	-
US Airways (USA)	28		28	-
Virgin Australia (Australia)	6		6	-

Customer (Country)	Firm Orders	Delivered		Firm Order Backlog
EMBRAER 175	525		395	130
Air Canada (Canada)	15		15	-
ECC Leasing (Ireland)	1		1	-
Air Lease (USA)	8		8	-
Alitalia (Italy)	2		2	-
American Airlines (USA)	60		42	18
CIT (USA)	4		4	-
Flybe (UK)	15		11	4
GECAS (USA)	5		5	-
Horizon Air / Alaska	33		-	33
KLM (Netherlands)	17		3	14
LOT Polish (Poland)	12		12	-
Mesa (USA)	7		7	-
NAC / Aldus (Ireland)	-		-	-
NAC / Jetscape (USA)	4		4	-
Northwest (USA)	36		36	-
Oman Air (Oman)	5		5	-
Republic Airlines (USA)	141		117	24
Royal Jordanian (Jordan)	2		2	-
TRIP (Brazil)	5		5	-
United Airlines (USA)	41		41	-
Skywest (USA)	99		67	32
Suzuyo (Japan)	8		8	-
Undisclosed	5		-	5

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tel.: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered		Firm Order Backlog
EMBRAER 190	590		531	59
Aero Republica (Colombia)	5		5	-
Aeromexico (Mexico)	12		12	-
Air Astana (Kazakhstan)	2		2	-
Air Canada (Canada)	45		45	-
Air Caraibes (Guadeloupe)	1		1	-
Air Lease (USA)	23		23	-
Air Moldova (Moldova)	1		1	-
Augsburg (Germany)	2		2	-
Austral (Argentina)	22		22	-
AZAL (Azerbaijan)	6		4	2
Azul (Brazil)	5		5	-
BA CityFlyer (UK)	9		9	-
BOC Aviation (Singapore)	14		14	-
Conviasa (Venezuela)	16		16	-
China Southern (China)	20		20	-
CIT (USA)	7		7	-
Copa (Panama)	15		15	-
Dniproavia (Ukraine)	5		5	-
ECC Leasing (Ireland)	1		1	-
Finnair (Finland)	12		12	-
GECAS (USA)	27		27	-
Guizhou / Colorful (China)	9		5	4
Hainan (China)	50		50	-
Hebei (China)	7		6	1
JAL (Japan)	11		3	8
JetBlue (USA)	88		64	24
Kenya Airways (Kenia)	10		10	-
KLM (Netherlands)	24		24	-
KunPeng (China)	5		5	-
LAM (Mozambique)	2		2	-
Lufthansa (Germany)	9		9	-
M1 Travel (Lebanon)	8		8	-
NAC / Aldus (Ireland)	24		4	20
NAC / Jetscape (USA)	9		9	-
NAS Air (Saudi Arabia)	3		3	-
NIKI (Áustria)	7		7	-
Regional (France)	10		10	-
Republic (USA)	2		2	-
Taca (El Salvador)	11		11	-
TAME (Ecuador)	3		3	-
TRIP (Brazil)	3		3	-
US Airways (USA)	25		25	-
Virgin Austrália (Australia)	18		18	-
Virgin Nigeria (Nigeria)	2		2	-

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tel.: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered		Firm Order Backlog
EMBRAER 195	166		151	15
Arkia (Israel)	1		1	-
Aurigny (Guernsey)	1		1	-
Azul (Brazil)	59		59	-
Belavia (Belarus)	2		2	-
BOC Aviation (Singapore)	1		1	-
Flybe (UK)	14		14	-
GECAS (USA)	12		12	-
Globalia (Spanish)	12		12	-
Hainan (China)	20		5	15
LOT Polish (Poland)	4		4	-
Lufthansa (Germany)	34		34	-
Montenegro (Montenegro)	1		1	-
NAC / Jetscape (USA)	2		2	-
Royal Jordanian (Jordan)	2		2	-
Trip (Brazil)	1		1	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 175-E2	100	-	100
Skywest (USA)	100	-	100

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	82	-	82
Air Costa (India)	25	-	25
Aircastle (USA)	15	-	15
Aercap (Ireland)	25	-	25
ICBC (China)	10	-	10
Hainan (China)	2	-	2
Kalstar (Indonesia)	5	-	5

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	90	-	90
Air Costa (India)	25	-	25
Aircastle (USA)	10	-	10
Aercap (Ireland)	25	-	25
Azul (Brazil)	30	-	30

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tel.: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer